EXHIBIT 21

Subsidiaries of the Registrant

The following are wholly-owned subsidiaries of the registrant, EFJ, Inc., a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
E.F. Johnson Company	Minnesota
Transcrypt International, Inc.	Delaware
3e Technologies International, Inc.	Maryland